

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2014

Via E-mail
Michael A. Noel
Chief Executive Officer
NCM Financial, Inc.
Rosewood Court
2101 Cedar Springs Road, Suite 1050
Dallas, TX 75201

  Re: NCM Financial, Inc.
     Amendment No. 4 to Registration Statement on Form S-1
     Filed June 5, 2014
     File No. 333-193160

Dear Mr. Noel:

  We have the following comments after reviewing your letter dated June 5, 2014 and the above-referenced registration statement. Unless otherwise noted, references to prior comments are to those in our letter dated May 2, 2014.

General

1. We note your response to prior comment 2 that upon a successful partnership the requirement to register as a Registered Investment Advisor will be determined by the terms of the partnership. Please revise your disclosure to clarify the nature and relevance of the proposed partnership.

Risk Factors

Risks Related to Our Business and Industry

"If subscription renewal rates decrease, or we do not accurately predict…," page 6

2. We note your response to prior comment 4. Please revise the caption and body of this risk factor to highlight your current number of paying subscribers.

Risks Related to This Offering and Our Securities

"Our ability to raise capital in the future may be limited…," page 15

3. We note your response to prior comment 6 that if you do not raise any capital you will not be able to operate over the next six months. Please revise the disclosure to clarify if

this means you will be able to continue your operations for six months or for some lesser period of time.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 44

4.   We note your response to prior comment 8 that you revised your disclosure to state the extent to which you are currently using funds in your operations on a monthly basis. Please advise us of the location of the added disclosure or revise to include this.

Executive Compensation, page 51

5.   We note your response to prior comment 10. Please reconcile your statement on page 51 that Mr. Noel will receive semi-monthly installments of $1,000 pursuant to his employment agreement with the footnotes to your summary compensation table that state that Mr. Noel received monthly installments of $1,000.

Financial Statements for the Fiscal Years Ended December 31, 2013 and 2012

Statements of Stockholders' Equity (Deficit), page F-3

6.   We note your response to prior comment 11. Since no consideration was received or exchanged, it remains unclear why the conversion results in a retained deficit. Further, as the shares were issued with a par value, it appears that appropriate entry would be to show the offset as discount on capital stock issued instead of as a charge to retained deficit.

7.   We note your response to prior comment 13. Please clarify your statement that "[you] could not obtain identifiable objective evidence as to the fair value of the services provided." Describe the nature of these services and indicate whether the provider offers similar services to others. That is, explain in greater detail why you cannot determine the fair value of such services. In addition, we note that you have defaulted to your IPO price to establish the value of the services received. Tell us how you determined that the IPO price represents fair value since you have yet to sell your shares of common stock at this price. In this regard, please provide a summary of the significant assumptions and valuation methodologies utilized to determine and verify that the IPO price does represent fair value.

You may contact Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC